Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Second Quarter 2014 Financial Results

FFO grew by 15% to NIS 163 Million; FFO per share grew by 8%

The Group Liquidity Totaled NIS 10.9 billion; Net debt to total assets (LTV) declined to 53.4%

TEL-AVIV, ISRAEL; September 01, 2014 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the second quarter ended June 30, 2014.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter decreased by 4% to NIS 832 million (US$ 242 million) compared to NIS 865 million (US$ 252 million) in same quarter last year. Excluding the effect of changes in exchange rates, NOI increased by 1% compared to same quarter last year

•	FFO for the quarter increased by 15% to NIS 163 million (US$ 47 million), or NIS 0.92 per share (US$ 0.27), compared to NIS 142 million (US$ 41 million), or NIS 0.85 per share (US$ 0.25), in same quarter last year. The number of shares grew by 5% between the periods

•	Investments during the quarter totaled NIS 562 million (US$ 163 million). The group also recycled capital from the divestment of non-core assets in the amount of NIS 596 million (US$ 173 million). (Assuming consolidation of jointly controlled companies that are presented according to the equity method, total investments equaled NIS 618 million (US$ 180 million), and divestment of non-core assets totaled NIS 878 million (US$ 255 million))

•	Same Property NOI for the period, excluding the effect of changes in exchange rates, grew by 1.5% compared to same period last year

•	Occupancy rate as of June 30, 2014 increased to 95.4%, compared to occupancy rate of 95.0% as of December 31, 2013, and 94.5% as of June 30, 2013

•	Shareholders’ equity as of June 30, 2014 totaled NIS 7,687 million (US$ 2,236 million), or NIS 43.7 per share (US$ 12.71), compared to NIS 7,802 million (US$ 2,269 million), or NIS 44.4 per share (US$ 12.91), as of December 31, 2013, and to NIS 7,809 million (US$ 2,271 million), or NIS 44.4 per share (US$ 12.91), as of June 30, 2013

•	EPRA NAV per share as of June 30, 2014 was NIS 56.6 (US$ 16.46) compared to NIS 57.9 per share (US$ 16.84) as of December 31, 2013, and NIS 57.0 per share (US$ 16.58) as of June 30, 2013

•	As of June 30, 2014, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 10.9 billion (US$ 3.17 billion) of which NIS 3.1 billion (US$ 0.90 billion) is at the Company level. A jointly controlled company (Atrium) has additional NIS 1.2 billion (US$ 0.35 billion) in cash

•	As of June 30, 2014, net debt to total assets (LTV) was 53.4%, compared to 55.1% as of December 31, 2013, and 55.1% as of June 30, 2013

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.45 per share, which represents an annualized dividend per share of NIS 1.80, payable on October 1, 2014 to shareholders of record as of September 16, 2014

•	Our consolidated subsidiary, U. Dori Construction Ltd., reported material deviations in its estimated costs and expected revenues from projects it performed, totaling a net amount of NIS 441 million cumulatively since the fourth quarter of 2012. As a result, Gazit-Globe has restated its financial reports for the relevant periods. Gazit-Globe’s board of directors approved the grant to Gazit-Globe Israel (Development) Ltd. of a loan in the amount of up to NIS 200 million that will be used to strengthen the capital structure, liquidity and cash flows of Dori Group. As a result, Gazit Development presented a framework for investment in Dori Group, including, among other things, the injection of NIS 130 million of equity into Dori Group, the issuance of a perpetual capital note in exchange for the assignment of credit lines provided to Dori Construction in the sum of NIS 250 million, and the issuance of a NIS 70 million credit line to Dori Group, following the completion of the purchase of the Dori construction bonds. The framework is subject to customary approvals required by law.

Exchange rate as of June 30, 2014 of 1 USD = 3.438 NIS

Roni Soffer, President of Gazit-Globe: “We conclude a positive quarter for the group’s core activity and, notwithstanding material losses recorded by Dori Construction, we saw strong growth in both FFO and FFO per share, while further reducing our LTV, increasing our liquidity, and strengthening our balance sheet. We continue to enhance the quality of our portfolio through capital recycling activity, having recently sold properties in our medical office platform while investing in the Nordic region and Brazil. These steps are aligned with our long-term strategy to focus on our core shopping center operations”

Financial highlights for second quarter 2014:

•	Rental income decreased by 5% to NIS 1,226 million compared to NIS 1,286 million in the second quarter 2014. Excluding the effect of changes in exchange rates, rental income increased by 1% compared to the second quarter 2013

•	NOI for the quarter decreased by 4% to NIS 832 million compared to NIS 865 million in same quarter last year. Excluding the effect of changes in exchange rates, NOI increased by 2% compared to same quarter last year

•	FFO for the quarter increased by 15% to NIS 163 million, or NIS 0.92 per share, compared to NIS 142 million, or NIS 0.85 per share, in same quarter last year. The number of shares grew by 5% between the periods

•	Net income attributable to the Company’s shareholders totaled NIS 146 million, or NIS 0.80 per share, compared to NIS *) 60 million, or NIS 0.34 per share, in the second quarter 2013

•	Occupancy rate as of June 30, 2014 increased to 95.4%, compared to occupancy rate of 95.0% as of December 31, 2013 and 94.5% as of June 30, 2013. Occupancy rate as of June 30, 2014 was 95.0% in North America, 96.2% in Europe and 98.3% in Israel

•	The fair value gain from investment property and investment property under development was NIS 241 million compared to NIS 222 million in the second quarter 2013

•	Shareholders’ equity as of June 30, 2014 totaled NIS 7,687 million, or NIS 43.7 per share, compared to NIS *) 7,802 million, or NIS 44.4 per share, as of December 31, 2013, and to NIS *) 7,809 million, or NIS 44.4 per share, as of June 30, 2013

•	Cash flow from operating activities totaled NIS 270 million, compared to NIS 79 million in the second quarter 2013

Financial highlights for the first half 2014:

•	Rental income decreased by 7% to NIS 2,453 million compared to NIS 2,626 million in the same period of 2013. Excluding the effect of changes in exchange rates, rental income increased by 1% compared to the same period of 2013

•	NOI decreased by 6% to NIS 1,649 million compared to NIS 1,748 million in the same period of 2013. Excluding the effect of changes in exchange rates, NOI increased by 1% compared to the same period of 2013

•	Same-property NOI for the first half of 2014, excluding the effect of changes in exchange rates, grew by 1.5%, resulting from an increase of 1.9% in the same-property NOI from North America, a 1.0% increase in same-property NOI from Europe and a 2.2% increase in same-property NOI from Israel

•	FFO increased by 8% to NIS 313 million, or NIS 1.78 per share, compared to NIS 291 million, or NIS 1.75 per share, in the same period of 2013. The number of shares grew by 6% between the periods

•	Net income attributable to the Company’s shareholders totaled NIS 303 million, or NIS 1.70 per share, compared to NIS *) 389 million, or NIS 2.32 per share, in the same period of 2013.

•	Cash flow from operating activities totaled NIS 457 million, compared to NIS 143 million in the same period of 2013

*) Restated to adjust for the deviations in the estimated costs and expected revenues from projects performed by Dori Construction

Acquisition, Development, Redevelopment and Capital Recycling Activities:

•	During the first half of 2014, the Group invested NIS 1,345 million acquiring 3 income-producing properties totaling 49 thousand square meters and adjacent land parcels for future development in a total amount of NIS 734 million and an amount of NIS 611 million in new development and redevelopment projects

•	During the first half of 2014, the group sold non-core properties for a total amount of NIS 723 million. (Assuming consolidation of jointly controlled companies that are presented according to the equity method, divestment of non-core assets totaled NIS 1,006 million)

•	As of June 30, 2014, the Group had 10 properties under development with a gross leasable area of 206 thousand square meters and a total investment of NIS 1,509 million, and 25 properties under redevelopment with a gross leasable area of 359 thousand square meters and a total investment of NIS 3,570 million. The additional cost to complete the properties under development and redevelopment totals NIS 2,112 million

Exchange rate as of June 30, 2014 of 1 USD = 3.438 NIS

•	During the quarter, ProMed Properties sold 6 medical office building for $200 million pre-tax and transaction costs. Subsequent to the quarter end, ProMed sold additional 6 properties for $205 million pre-tax and transaction costs

•	Subsequent to the quarter end, Gazit-Globe’s wholly owned subsidiary, Gazit Brasil, has entered into an agreement to acquire the “Top Center Shopping” property in Sao Paulo, Brazil for approximately R$ 145 million (US$ 65 million). Closing of the acquisition remains subject to the fulfillment of certain closing conditions

•	Subsequent to the quarter end, Gazit-Globe’s wholly owned subsidiary, Gazit Germany, sold one property for 42 million euros, and entered into an agreement to sell two additional properties for 51 million euros, subject to the fulfillment of certain closing conditions.

Financing Activities:

•	During the quarter, the Group raised NIS 1.0 billion in equity. In addition, the Group raised approximately NIS 1.9 billion through debenture offerings

•	The average cost of debt during the first half of 2014 was 4.7%, compared to 4.9% in the same period of 2013

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, September 2, 2014 at 5:00 pm Israel Time / 3:00 pm Central European Time / 10:00 am Eastern Time, to review the second quarter 2014 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 4977 (U.K.) or +44 (0) 20 3427 1907 (International) or 1809 212 923 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 8293579)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 561 properties in more than 20 countries, with a gross leasable area of approximately 6.6 million square meters and a total value of approximately US$ 22 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our second quarter 2014 Financial Report. For our second quarter 2014 Financial Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2014	*)2013	*)2013
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,895	1,309	1,018
Short-term deposits and loans	515	670	504
Marketable securities	112	165	100
Financial derivatives	41	109	39
Trade receivables	566	748	689
Other accounts receivable	315	297	302
Inventory of buildings and apartments for sale	725	647	692
Income taxes receivable	10	16	19

	4,179	3,961	3,363
Assets classified as held for sale	2,360	455	611

	6,539	4,416	3,974

NON-CURRENT ASSETS
Equity-accounted investees	5,807	5,208	5,907
Other investments, loans and receivables	423	908	659
Available-for-sale financial assets	635	364	435
Financial derivatives	784	1,134	769
Investment property	51,105	53,815	53,309
Investment property under development	2,642	2,296	2,479
Non-current inventory	4	23	23
Fixed assets, net	160	198	160
Intangible assets, net	99	109	106
Deferred taxes	109	177	106

	61,768	64,232	63,953

	68,307	68,648	67,927

*)	Restated retrospectively adjusted, refer to note 2F and 8 to the financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2014	*) 2013	*) 2013
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	575	362	257
Current maturities of non-current liabilities	3,259	2,139	2,914
Financial derivatives	37	23	32
Trade payables	867	897	940
Other accounts payable	1,425	1,184	1,272
Advances from customers and buyers of apartments	298	274	267
Income taxes payable	63	29	32

	6,524	4,908	5,714
Liabilities attributed to assets held for sale	309	5	73

	6,833	4,913	5,787

NON-CURRENT LIABILITIES
Debentures	22,838	22,039	22,231
Convertible debentures	1,210	1,289	1,221
Interest-bearing loans from financial institutions and others	10,692	14,237	12,692
Financial derivatives	125	192	169
Other liabilities	181	197	198
Deferred taxes	3,379	3,378	3,276

	38,425	41,332	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	229	229
Share premium	4,297	4,289	4,288
Retained earnings	5,305	4,773	5,160
Foreign currency translation reserve	(2,164)	(1,614)	(2,000)
Other reserves	41	153	146
Loans granted for purchase of Company’s shares **)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,687	7,809	7,802
Non-controlling interests	15,362	14,594	14,551

Total equity	23,049	22,403	22,353

	68,307	68,648	67,927

*)	Restated retrospectively adjusted, refer to note 2F and 8 to the financial statements.
**)	Represents an amount of less than NIS 1 million

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	**) 2013	2014	**) 2013	**) 2013
	Unaudited				Audited
	NIS in millions (except for per share data)
Rental income	2,453	2,626	1,226	1,286	5,146
Property operating expenses	804	878	394	421	1,689

Net operating rental income	1,649	1,748	832	865	3,457

Revenues from sale of buildings, land and construction work performed	603	927	272	518	1,672
Cost of buildings sold, land and construction work performed	851	876	413	480	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	(248)	51	(141)	38	(16)

Total gross profit	1,401	1,799	691	903	3,441
Fair value gain from investment property and investment property under development, net	266	*) 407	241	*) 222	*) 962
General and administrative expenses	(296)	*) (308)	(149)	*) (153)	*) (610)
Other income	5	7	1	2	218
Other expenses	(21)	(54)	(16)	(37)	(74)
Company’s share in earnings of equity-accounted investees, net	112	105	34	47	149

Operating income	1,467	1,956	802	984	4,086
Finance expenses	(945)	(1,153)	(566)	(676)	(2,185)
Finance income	277	304	157	91	549

Income before taxes on income	799	1,107	393	399	2,450
Taxes on income	186	143	94	52	265

Net income	613	964	299	347	2,185

Attributable to:
Equity holders of the Company	303	389	146	60	927
Non-controlling interests	310	575	153	287	1,258

	613	964	299	347	2,185

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	1.72	2.34	0.83	0.35	5.41

Diluted net earnings	1.70	2.32	0.80	0.34	5.35

*)	Reclassified, refer to Note 2d to the financial statements.
**)	Restated retrospectively adjusted, refer to note 2F and 8 to the financial statements.

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

					For the year ended December 31 2013
	For the 6 months ended June 30,		For the 3 months ended June 30,
	2014	2013	2014	2013
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	303	*)389	146	*)60	*)927

Adjustments:
Fair value gain from investment property and investment property under development, net	(266)	**)(407)	(241)	**)(222)	**)(962)
Capital loss on sale of investment property	19	40	16	24	52
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(218)	(247)	(120)	(57)	(435)
Adjustments with respect to equity-accounted investees	50	4	30	6	60
Loss from decrease in interest in investees	1	10	—	10	11
Deferred taxes and current taxes with respect to disposal of properties	198	*)136	97	*)47	*)262
Gain from bargain purchase	—	—	—	—	(173)
Acquisition costs recognized in profit or loss	3	3	2	—	10
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	65	144	68	141	142
Non-controlling interests’ share in above adjustments	25	*)95	26	*)45	*)375

Nominal FFO	180	167	24	54	269

Additional adjustments:
CPI and exchange rate linkage differences	(15)	56	41	53	152
Depreciation and amortization	7	8	4	4	16
Adjustments with respect to equity-accounted investees	(3)	19	13	8	27
Other adjustments(1)	144	**)*)41	81	**)*)23	**)*)121

FFO according to the management approach	313	291	163	142	585

FFO according to the management approach per share (in NIS)	1.78	1.75	0.93	0.85	3.42

FFO according to the management approach per share (diluted) (in NIS)	1.78	1.75	0.92	0.85	3.41

Number of shares used in the basic FFO per share calculation (in thousands)(2)	175,875	166,315	175,939	167,296	171,103

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	175,983	166,549	176,047	167,544	171,413

*)	Restated (refer to section 1.4 in the financial statements) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements
**)	Reclassified, refer to Note 2d to the financial statements
1	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses arising from non-recurring expenses relating to the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property (including the results of Dori Group), as well as internal leasing costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.